Rogelio Monzon III

SUMMARY

Chief Financial Officer with experience helping hospitals and clinics restructure, expand and grow. Multi-faceted, operationally hands-on proven leader, with extensive experience in establishing strategies for optimized internal operations, financial return and developing external partnerships.

EDUCATION / CERTIFICATION

W. P. Carey School of Business at Arizona State University, Tempe, AZ — 2012
Master of Business Administration

Arizona State University, Tempe, AZ — 2005
Bachelor of Arts, Political Science, Economics, Certificate in American Public Policy

HFMA, Certified Healthcare Financial Professional — In Process

PROFESSIONAL QUALIFICATIONS

- Financial Modeling and Forecasting
- Strategic Planning
- Team Leadership
- Quantitative Analysis
- Financial Accounting
- Staff development
- Operations Management
- Project Management
- Cost Analysis

PROFESSIONAL EXPERIENCE

Artesano Rum Corporation
Destileria Cruz, Corporation, Jayuya, PR — 2016-Present
Chief Financial Officer
- Developing rum brands as a small handcrafted distiller
- Oversee all accounting and accounts payable staff and consultants
- Manage relationships with various partners, vendors, consultants and investors

Genesis Medical Management, Phoenix, AZ — 2016-Present
Chief Financial Officer
- As a part of small executive team, manage over 400 employees in California and Arizona in a few growing healthcare organizations.
- Manage revenue cycle, accounting and operational teams across 14 clinics, 5 Outpatient Treatment Centers and 3 surgical centers.
- Oversaw capital raise of over $2 million for expansion of 3 new clinics, within a 9 month period.
- Reorganized a closed clinic with $150k+ of unpaid AP into a successful clinic generating over $300k in annual profits within a 3 year period
- Successful expansion into new service lines generating 100%+ annual returns over prior operations
- Navigated challenging out of network billing while maintaining strong billing cycle performance
- Developed/Re-developed over 500,000 square feet of healthcare facilities

Good Samaritan Hospital, Bakersfield, CA — 2013- 2019
Chief Financial Officer
- Managed the revenue cycle and financial operations of a 64-bed Medical/Surgical hospital and a 90-bed Psychiatric hospital with several outpatient clinics including Accounting/Finance, Procurement, IT, Utilization Review, Billing/Collections and Health Information Management
- Developed and implemented short and long term strategic plans as a member of the executive management team;

facilitating strategic plans, business prioritization and resource allocation including rebranding of a psychiatric hospital, refinancing $9 million of debt and attaining a $1.5 million LOC for improved cash flows, improved patient care and compliance oversight methodologies

- Ensured the financial performance with Net Revenues of over $25 million, improved revenue cycle process by decreasing discharge to billing days from 21 to 4, decreasing denial rate from 6.9% to 2.4% and reducing length of stay from 5.9 to 4.3 days; effectively decreasing Accounts Receivable days and improving Net Revenue
- Managed the sell side of psychiatric facility to national corporate organization closing an 11 times multiple of EBITDA sale on behalf of hospital ownership
- Oversaw and completed due diligence on both internal service line expansion and external clinical investments preparing IRR analysis for the executive team
- Directed and managed preparation of internal financial reporting, A/R management, and internal controls
- Oversaw preparation of monthly financial statements and monthly financial analysis; while managing accounts payable, payroll and other governmental regulatory reporting
- Created and managed capital expenditure and operating budgets for both hospitals
- Directed project teams in searching, negotiating and implementing Financial/EHR software
- Collaborated with and provided guidance to department managers to ensure efficiency and effectiveness in department operations, ensuring financial stability of organization
- Assisted in designing and implementing various department and manager's performance measurements
- Successfully lead team through CMS Cost Report Audits, and CMS HITECH Meaningful Use audit; while also continuously reviewing and successfully appealing CMS RAC Audits

COMMUNITY INVOLVEMENT

Valley Leadership – Class 41   2019-2020

Sigma Lambda Beta International Fraternity, Inc   2012-2016
Executive Board of Directors

National Society of Hispanic MBAs   2011-2015
Member

Hispanic Chamber of Commerce   2008-2018
Member

AWARDS AND RECOGNITION

California State Senate Resolution Commendation   2018
California State Senate – Honorable Senator Andy Vidak

Gratitude Award   2013
Good Samaritan Hospital

Alumni Recognition   2013
Sigma Lambda Beta – Arizona Alumni Network

Hall of Fame Inductee   2012
Sigma Lambda Beta – Chi Beta Chapter at Arizona State University